Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

The registration process for Apealea at EMA is continuing according to plan and the company received on May 18th a request for clarification regarding some of the questions Oasmia addressed previously. These answers will be addressed before August 15th and thereafter will final process and notification come from EMA. Preparations for a pre-submission meeting and filing with Food and Drug Administration (FDA) in the US are ongoing in parallel. In April 2016, Paclical/Apealea reported that all endpoints of the phase III study on ovarian cancer had been achieved with positive results, which serves as a basis for submissions to authorities.

In Russia, where Apealea is branded Paclical, the product is the only water-soluble formulation of paclitaxel that can be administered at a higher dose and is reimbursed by the Russian health insurance system. The market situation in Russia and CIS is different compared to the rest of the world since Paclical’s direct competitor is generic paclitaxel and Abraxane, which is the largest competitor in most other markets, is not a player. Substantial efforts have been made at oncology congresses as well as to directly inform and educate cancer clinicians regarding the product. The company is working on a new long-term major strategic and structural solution to enable distribution and marketing of Paclical to take off. Amongst other things, the company is in the process of changing distributor. Management stands by its conviction concerning the great market potential for Paclical in Russia and the CIS.

In May, the company was inspected by the authorities in Kazakhstan without remark.

Oasmia has made a decision to transfer all assets in the veterinary medicine area to its currently wholly-owned subsidiary in the US. In order to do this, this part of the business has been separately valued by an external party, who set the value of the products Paccal Vet and Doxophos Vet in the range of MUSD 75 to 80. At the same time the company has engaged an American investment bank in the work of externally financing the veterinary part. The reason for this strategic change is that the US is the principal market for these kinds of treatment and also for potential collaboration partners.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented XR17 technology. Paclical has received orphan drug designation (see below) in the EU and the US for the indication ovarian cancer.

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with slightly less than 250,000 new annual cases globally, making it the seventh largest indication for women in terms of number of cases and the fifth largest in terms of mortality. The final study report regarding the pivotal study of Paclical, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA (European Medicines Agency) in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval, which is expected to be submitted in 2017.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has submitted a marketing authorization application for Doxophos as a hybrid pharmaceutical (improved generic pharmaceutical) in Russia.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for the treatment of metastatic breast cancer. A clinical phase I study and a safety and tolerance study are currently in progress.

The clinical phase I study with Docecal is being performed in three countries. Patient recruitment began in September 2016 after approval by regulatory authorities and ethics committees. The safety and tolerance study began patient recruitment in March 2016. One of the sites in the OAS-12DOC-BIO study was closed during the period since the work was completed. This does not affect the ongoing study.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results, among other things, in shorter infusion times and no need for premedication of patients, which are positive qualities compared with existing drugs based on the same active ingredient.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company has created an internal project group for the continued development of this substance. In parallel, the company is also looking for a partner with whom Oasmia can drive this forward.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (US) years for the indication, when market approval has been obtained.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. In February 2014, Paccal Vet-CA1 was granted conditional approval by the FDA for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia has been granted MUMS designation (see below) by the American FDA (Food and Drug Administration) for Paccal Vet in the treatment of mast cell tumours, mammary carcinoma and squamous cell carcinoma.

The company's main objective is to successfully expand product distribution and to reach out to a larger number of veterinary clinics. Paccal Vet-CA1 has previously been available to a limited number of specialists in veterinary oncology. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval to allow the start of a new study to confirm a new treatment regimen.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. This study will form the basis of the application for approval to the FDA. The results of the study are expected to be reported in summer 2017.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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THE COMPANY

Private placement of convertible debt instruments

The private placement of convertible debt instruments that was announced on March 30, 2017 has allowed Oasmia to issue 42 new convertible debt instruments to a limited group of informed investors for a nominal amount of SEK 1,000,004.60 per convertible (2017:1). All the convertible debt instruments, to the tune of SEK 42,000,193.20, were then fully converted, which corresponds to 7,058,856 new shares in Oasmia. The conversion of the convertible debt instruments gave rise to dilution of the company’s shares of approximately 5.6 percent.

Offset issue

The company issued convertible debt instruments of SEK 26,000,000 (2017:2) through a private placement, with offset rights, to holders of the company’s 2016:1 convertible debt instruments. Payment has been made by offsetting approximately 93% of the total nominal amount for the 2016:1 convertible debt instruments, which fell due for payment on April 14, 2017. The original convertible debt instruments amounted to SEK 28,000,000.

Share price performance during the period (SEK)

NASDAQ Stockholm

EVENTS AFTER CLOSING DAY

Oasmia Pharmaceutical transfers its veterinary assets

The Board of Oasmia Pharmaceutical AB has decided to transfer all the company’s veterinary assets, including Paccal Vet and Doxophos Vet, to its wholly-owned subsidiary in the US. The transaction is being carried out with a view to giving the company a stable financial foundation, which enables further development and commercialization on the American market.

Based on an independent valuation, performed by one of the four large global audit firms, it has been assessed that the market value of the company’s intellectual property rights regarding Oasmia’s cancer products for animals, Paccal Vet and Doxophos Vet, is in the range of MUSD 75 – 80.

The company has appointed New York-based advisors to evaluate potential financial and strategic alternatives for the veterinary division, including private placements, separate listing of the American subsidiary and strategic collaboration within the veterinary field. These activities are being initiated immediately.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Clarification regarding the OAS-DOC-BIO study

Following a report in the EU Clinical Trials Registry on the OAS-12DOC-BIO study, Oasmia clarified that the work of one of the participating clinics in the study has been completed. This does not affect the ongoing study which proceeds as planned.

Extraordinary General Meeting, June 2, 2017

Oasmia held an Extraordinary General Meeting on June 2, 2017. A resolution was adopted to authorize the Board to decide on the issue of shares, warrants and/or convertibles of a maximum of 4,000,000 shares. Furthermore, previously adopted warrant programmes were cancelled and new programmes were adopted. The warrant programmes are for members of the senior management team and the independent part of the Board.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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FINANCIAL INFORMATION1

Consolidated income statement in brief

	2016/17	2015/16	2016/17	2015/16
TSEK	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Net sales	44	59	172	6,373
Change in inventories of products in progress and finished goods	(2,313)	3,102	(1,405)	9,509
Capitalized development costs	1,421	1,566	7,023	16,727
Other operating income	134	(66)	420	2
Operating expenses	(36,698)	(35,280)	(146,691)	(165,301)
Operating income (loss)	(37,411)	(30,619)	(140,481)	(132,691)
Net income (loss) for the period	(42,082)	(32,982)	(160,243)	(141,539)
Earnings (loss) per share, before and after dilution in SEK	(0.35)	(0.31)	(1.42)	(1.39)
Comprehensive income (loss) for the period	(42,082)	(32,996)	(160,230)	(141,557)

FOURTH QUARTER

February 1 – April 30, 2017

Net sales

Net sales amounted to TSEK 44 compared to TSEK 59 for the corresponding quarter previous year and consisted of revenues from sales of supplies.

Change in inventories of products in progress and finished goods

Change in inventories of products in progress and finished goods, which during the quarter amounted to TSEK (2,313), derives from the production of semi-finished products which will be included in the production of goods intended for sale as well as from a write-down of inventories of finished goods planned to be sold on the Russian market of TSEK 4,152. Change in inventories of products in progress and finished goods amounted to TSEK 3,102 in the corresponding quarter previous year.

The tender process in Russia has taken considerably more time than originally estimated. This leads to obsolescence problems in the inventories produced for sale in Russia. Inventories of finished goods were therefore written down during the period as described above.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 1,421 for the quarter ended April 30, 2017. In the quarter ended April 30, 2016 capitalized development cost amounted to TSEK 1,566. The decrease in capitalized development costs is primarily because the Paccal Vet study for the treatment of mammary cancer in dogs did not have any activity during the quarter.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were higher than for the corresponding quarter the previous year and amounted to TSEK 36,698 compared to TSEK 35,280 in the previous year. The increase in the fourth quarter was primarily attributable to a bad debt loss of TSEK 5,065 and the write-down of inventories of finished goods of TSEK 4,152 which was largely offset by lower costs for clinical studies as well as lower consumption of raw materials and costs for contract production due to low purchasing and production activities.

The number of employees at the end of the quarter was 66, compared to 75 employees at the end of the corresponding quarter previous year. The reduction in the number of employees is due to the company's ongoing efficiency program.

Net loss for the quarter

The net loss after tax was TSEK 42,082 compared to a net loss of TSEK 32,982 in the corresponding quarter previous year. The deterioration in the net loss was primarily attributable to a change in inventories of products in progress and finished goods. In addition, net financial items for the quarter involved a deterioration, TSEK (4,670) compared to TSEK (2,363) in the corresponding quarter previous year, which is attributable to the higher interest-bearing liabilities this year, see “Financial position” below.

1 Figures within parentheses in tables represent negative amounts.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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The activities of the Oasmia Group were not affected by seasonal variation or cyclical effects.

THE FINANCIAL YEAR

May 1, 2016 – April 30, 2017

Net sales

Net sales amounted to TSEK 172 and consisted of revenues from sales of supplies. In the previous financial year net sales amounted to TSEK 6,373 and essentially consisted of revenues from Paclical. Of the total Paclical revenues of TSEK 6,019, TSEK 1,172 were sales of goods and TSEK 4,847 royalties.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods, which amounted to TSEK (1,405), derives from the production of semi-finished products that will be included in the production of goods for sale as well as from a write-down of inventories of finished goods that were intended for sale on the Russian market of TSEK 5,324. Change in inventories of products in progress and finished goods amounted to TSEK 9,509 in the previous financial year.

The tender process in Russia has taken considerably more time than originally estimated. This leads to obsolescence problems in the inventories produced for sale in Russia. Inventories of finished goods were therefore written down during the financial year as described above.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 7,023. In the previous financial year, capitalized development cost amounted to TSEK 16,727. The decrease in capitalized development costs during the financial year is primarily because the Paccal Vet study for the treatment of mammary cancer in dogs had low activity compared to the previous year. In addition, fewer costs have been capitalized for Paclical, mainly due to the fact that the study on ovarian cancer is completed and there has therefore been less activity.

Other operating income

Other operating income amounted to TSEK 420 compared to TSEK 2 in the previous financial year.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than the previous year and amounted to TSEK 146,691 compared to TSEK 165,301 in the previous financial year. The decrease is mainly attributable to lower costs for clinical studies during the period. The Paclical Vet study for the treatment of mammary cancer in dogs has had lower activity during the financial year compared to the previous year. Furthermore, the costs for production-related method development and contract production were lower during the financial year compared to the previous year. These lower expenses are counteracted by the bad debt loss of TSEK 5,065 and the write-down of TSEK 5,324 for inventories of finished goods that were charged to the income statement during the financial year.

The number of employees at the end of the financial year was 66, compared to 75 employees at the end of the previous financial year. The reduction in the number of employees is due to the company's ongoing efficiency program.

Net loss for the year

Net loss after tax for the year was TSEK 160,243 compared to a net loss after tax of TSEK 141,539 in the previous financial year. In addition to the effects from a change in inventories of products in progress and finished goods, capitalized development costs and operating expenses as mentioned above, net financial items for the financial year deteriorated, TSEK (19,762) compared to TSEK (8,848) in the previous financial year, which is attributable to the higher interest-bearing liabilities this year, see “Financial position” below. Furthermore, net sales were lower this financial year, which also contributed to the larger net loss.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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The activities of the Group were not affected by seasonal variation or cyclical effects.

Inventories

Inventories amounted to TSEK 13,685 at the end of the financial year, compared to TSEK 16,638 at the same point in time last year. This change is mainly due to a write-down of inventories and to an increase in products in progress. See also note 4.

Cash flow and capital expenditure

The cash outflow from operating activities amounted to TSEK 133,011 compared to the outflow of TSEK 128,126 in the previous financial year. Operating income was lower than the previous year and working capital, especially accounts payable, has a negative change this year. However, this was counteracted by the positive development of inventories.

The cash inflow from investing activities was TSEK 12,038 compared to TSEK 10,066 in the previous financial year. This cash flow was positive in the period both this year and the previous year due to the sale of short-term investments amounting to TSEK 20,000 for the financial year ended April 30, 2017 and TSEK 30,000 for the financial year ended April 30, 2016. The investments sold this year have been frozen as security for a bank loan of TSEK 20,000, which was repaid when the investments were sold. Investments in the financial year comprised investments in intangible assets of TSEK 7,445 and consisted of capitalized development costs of TSEK 7,023 and of patents of TSEK 422. In the previous financial year, investments in intangible assets amounted to TSEK 17,960 and consisted of capitalized development costs of TSEK 16,727 and of patents of TSEK 1,233. Investments in property plant and equipment were TSEK 516 for the financial year ended April 30, 2017 and mainly consisted of production equipment. In the previous financial year, investments in property plant and equipment amounted to TSEK 1,974 and mainly consisted of production equipment.

Cash inflow from financing activities amounted to TSEK 122,755 compared to TSEK 117,449 in the previous financial year. This consisted of inflow from two convertible debt instruments totalling TSEK 84,000 and a private placement new share issue of TSEK 70,000, with a deduction for issue expenses of TSEK 9,245 in total and an outflow of TSEK 2,000 for repayment of convertible debt instruments. A bank loan of TSEK 20,000 was also repaid during the period; see above.

Financing

Up until December 30, 2016, Oasmia had a loan of TSEK 94,395 from Nexttobe AB. This loan, including accrued interest of TSEK 8,024 was replaced with a new loan of TSEK 102,419, which carries an interest rate of 3.5 percent and is due for payment on September 30, 2017.

At the end of the previous financial year, in April 2016, 28 convertible debt instruments were issued at a price of SEK 1,000,000 per convertible, totalling TSEK 28,000. These convertible debt instruments, which carried interest of 8.5%, fell due on April 14, 2017. Upon maturity accrued interest of TSEK 2,387 was paid and 2 convertible debt instruments of SEK 1,000,000, in total 2,000,000, were repaid. The remaining convertible debt instruments were replaced by 26 new convertible debt instruments at a price of SEK 1,000,000 per convertible, in total TSEK 26,000. These convertible debt instruments fall due for payment on April 18, 2018, unless there is prior conversion, and carry interest of 8.5 percent. These convertibles can be converted at a price of SEK 8.00 per share. Full conversion would entail the issue of 3,250,000 new shares.

In June 2016, 42 convertible debt instruments were issued at a price of SEK 1,000,000 per convertible. After a deduction for issue expenses this generated TSEK 37,395 for the company. These convertible debt instruments fall due for payment on June 9, 2017, unless there is prior conversion, or they are prolonged at this date. They carry interest of 8.5%. These convertible debt instruments can be converted at a price of SEK 12.00 per share. Full conversion would entail the issue of 3,500,000 new shares.

Relative to a bond loan, convertible debt instruments provide both the right to carry interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia received due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity. The debt component of the convertibles, i.e. excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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On March 31, 2017, 42 convertible debt instruments were issued at a price of SEK 1,000,004.60 per convertible in total TSEK 42,000. After a deduction for issue expenses this generated TSEK 41,734 for the company. These convertible debt instruments carried no interest and were converted to 7,058,856 new shares on April 25, 2017 at a conversion price of SEK 5.95 per share.

In October 2016, a private placement of 8,750,000 shares was carried out at a price of SEK 8.00 per share, totalling TSEK 70,000. Issue expenses related to the new share issue amounted to TSEK 3,445.

In addition to this, an offset share issue of 3,080,000 shares was carried out in October 2016 at a price of approximately SEK 8.12 per share, totalling TSEK 25,000. This was done in connection with the acquisition of a development project from Karo Pharma. This share issue has been recorded as an increase in equity, but has not provided the company with any liquid assets.

Outstanding warrants

As of April 30, 2017, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share, others	140,352	140,352
Convertibles	68	6,750,000
Maximum number of shares		10,732,602

These instruments do not entail any dilution effect as of April 30, 2017, but may do so in the future.

Financial position

The consolidated liquid assets at the end of the financial year totalled TSEK 28,001 compared to TSEK 26,208 at the end of the previous financial year. As of April 30, 2017, the company has TSEK 0 invested in short-term interest funds, of which TSEK 0 is frozen as security for a bank loan. As of April 30, 2016, the company had TSEK 20,006 invested in short-term interest funds, of which TSEK 20,000 was frozen as security for a bank loan. The interest-bearing liabilities were TSEK 168,726 and consist of a loan from Nexttobe and convertible debt instruments. The corresponding amount the previous year was TSEK 139,944 and consisted of a loan from Nexttobe, bank loans and convertible debt instruments.

Unutilized credit facilities at the end of the financial year amounted to TSEK 5,000 with a bank and TSEK 40,000 with the principal owner Alceco International S.A. In the end of the previous financial year unutilized credit facilities amounted to TSEK 5,000 with a bank and TSEK 40,000 with the principal owner Alceco International S.A.

At the end of the financial year equity amounted to TSEK 300,371 compared to TSEK 326,053 at the end of the previous financial year. The equity/assets ratio was 58% compared to 63% in the end of the previous financial year. The net debt/equity ratio was 47% compared to 29% in the end of the previous financial year.

Future financing

Oasmia has one product approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This works includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows from regions where the company’s products are registered materialize.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Key ratios and other information

	2016/17	2015/16	2016/17	2015/16
	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands	126,098	107,209	126,098	107,209
Weighted average number of shares, before and after dilution, in thousands	119,515	105,709	112.994	101.753
Earnings (loss) per share, before and after dilution, SEK	(0.35)	(0.31)	(1.42)	(1.39)
Equity per share, SEK	2.38	3.04	2.38	3.04
Equity/assets ratio, %	58	63	58	63
Net liability, TSEK	140,724	93,730	140,724	93,730
Net debt/equity ratio, %	47	29	47	29
Return on total assets, %	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg
Number of employees at the end of the period	66	75	66	75

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The above disclosed key ratios are judged to be significant for the kind of business Oasmia is in and contribute to an increased understanding of the financial report.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Financial Statements (Unaudited)

Consolidated income statement

		2016/17	2015/16	2016/17	2015/16
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Net sales		44	59	172	6,373
Change in inventories of products in progress and finished goods		(2,313)	3,102	(1,405)	9,509
Capitalized development costs		1,421	1,566	7,023	16,727
Other operating income		134	(66)	420	2
Raw materials, consumables and goods for resale		(1,482)	(119)	(2,984)	(4,733)
Other external expenses		(19,283)	(19,392)	(79,904)	(98,104)
Employee benefit expenses		(14,836)	(14,643)	(59,295)	(57,661)
Depreciation, amortization and impairment		(1,098)	(1,125)	(4,508)	(4,804)
Operating income (loss)		(37,411)	(30,619)	(140,481)	(132,691)

Financial income		4	17	85	786
Financial expenses		(4,674)	(2,381)	(19,847)	(9,634)
Financial income and expenses, net		(4,670)	(2,363)	(19,762)	(8,848)

Income (loss) before taxes		(42,082)	(32,982)	(160,243)	(141,539)

Taxes	2	-	-	-	-
Income (loss) for the period		(42,082)	(32,982)	(160,243)	(141,539)

Income (loss) for the period attributable to:
Parent Company shareholders		(42,082)	(32,982)	(160,243)	(141,539)

Earnings (loss) per share, before and after dilution, SEK		(0.35)	(0.31)	(1.42)	(1.39)

Consolidated statement of comprehensive income

		2016/17	2015/16	2016/17	2015/16
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Income (loss) for the period		(42,082)	(32,982)	(160,243)	(141,539)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		0	(13)	13	(19)
Total other comprehensive income (loss)		0	(13)	13	(19)
Comprehensive income (loss) for the period		(42,082)	(32,996)	(160,230)	(141,557)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(42,082)	(32,996)	(160,230)	(141,557)

Comprehensive earnings (loss) per share, before and after dilution, SEK		(0.35)	(0.31)	(1.42)	(1.39)

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Consolidated statement of financial position

TSEK	Note	Apr 30, 2017	Apr 30, 2016
ASSETS
Non-current assets
Property, plant and equipment		18,368	21,172
Capitalized development costs	3	416,922	409,900
Other intangible assets		36,171	11,936
Financial non-current assets		2	2
Total non-current assets		471,464	443,011

Current assets
Inventories	4	13,685	16,638
Accounts receivable		35	4,903
Other current receivables		1,390	1,929
Prepaid expenses and accrued income		7,008	2,885
Short-term investments	5	-	20,006
Cash and cash equivalents		28,001	26,208
Total current assets		50,119	72,570

TOTAL ASSETS		521,583	515,579

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		11,904	10,721
Non-registered share capital		706	-
Other capital provided	10	1,074,619	941,961
Reserves		(6)	(19)
Retained earnings including income (loss) for the period		(786,853)	(626,610)
Total equity		300,371	326,053

LIABILITIES
Current liabilities
Liabilities to credit institutions		-	20,000
Convertible debt instruments		66,307	25,549
Other short-term borrowings	6	102,419	94,395
Accounts payable		20,837	27,236
Other current liabilities	10	5,356	2,068
Accrued expenses and deferred income		26,294	20,278
Total current liabilities		221,212	189,527

Total liabilities		221,212	189,527

TOTAL EQUITY AND LIABILITIES		521,583	515,579

Any contingent liabilities and pledged assets are reported in note 7

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Non- registered share capital	Other capital provided	Reserves	Retained earnings incl. income (loss) for the year	Total equity
Opening balance as of May 1, 2015	9,786	0	850,996	0	(485,071)	375,710
Income (loss) for the year	-	-	-	-	(141,539)	(141,539)
Other comprehensive income (loss)	-	-	-	(19)	-	(19)
Comprehensive income (loss) for the year	0	0	0	(19)	(141,539)	(141,557)
Warrants	-	-	27	-	-	27
Equity component in issue of convertible debt instruments	-	-	382	-	-	382
New share issues	935	-	105,261	-	-	106,196
Issue expenses	-	-	(14,706)	-	-	(14,706)
Closing balance as of April 30, 2016	10,721	0	941,961	(19)	(626,610)	326,053

Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,053
Income (loss) for the year	-	-	-	-	(160,243)	(160,243)
Other comprehensive income (loss)	-	-	-	13	-	13
Comprehensive income (loss) for the year	0	0	0	13	(160,243)	(160,230)
Equity component in issue of convertible debt instruments	-	-	1,152	-	-	1,152
New share issues	1,183	706	135,111	-	-	137,000
Issue expenses	-	-	(3,605)	-	-	(3,605)
Closing balance as of April 30, 20171)	11,904	706	1,074,619	(6)	(786,853)	300,371

1)	See Note 10.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Consolidated cash flow statement

		2016/17	2015/16	2016/17	2015/16
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Operating activities
Operating income (loss) before financial items		(37,411)	(30,619)	(140,481)	(132,691)
Adjustments for non-cash items		11,900	1,125	15,310	4,804
Interest received		4	17	92	786
Interest paid		(2,201)	(119)	(2,515)	(1,664)
Cash flow from operating activities before working capital changes		(27,708)	(29,596)	(127,594)	(128,766)

Change in working capital
Change in inventories		(2,138)	(3,935)	(2,783)	(11,297)
Change in accounts receivable		(72)	1,183	(198)	(4,798)
Change in other current receivables		(3,018)	1,037	(3,584)	(561)
Change in accounts payable		209	(10,492)	(6,616)	13,218
Change in other current liabilities	10	224	435	7,764	4,077
Cash flow from operating activities		(32,503)	(41,367)	(133,011)	(128,126)

Investing activities
Investments in intangible assets		(1,601)	(1,567)	(7,445)	(17,960)
Investments in property, plant and equipment		(20)	(1)	(516)	(1,974)
Disposal of short-term investments	5	-	500	20,000	30,000
Cash flow from investing activities		(1,622)	(1,068)	12,038	10,066

Financing activities
Repayment of bank loan		-	-	(20,000)	-
Borrowings	6	-	-	-	35
Repayments of loans		-	(35)	-	(35)
Convertible debt instruments		42,000	28,000	84,000	28,000
Repayment of convertible debt instruments		(2,000)	-	(2,000)	-
Warrants	10	-	-	-	27
New share issues		-	17,500	70,000	106,196
Issue expenses		(1,127)	(3,408)	(9,245)	(16,774)
Cash flow from financing activities		38,873	42,057	122,755	117,449

Cash flow for the period		4,748	(378)	1,782	(610)
Exchange rate differences in cash & cash equivalents		(2)	(12)	10	(19)
Cash and cash equivalents at beginning of the period		23,255	26,599	26,208	26,837
Cash and cash equivalents at end of the period		28,001	26,208	28,001	26,208

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Notes to Unaudited Financial Statements

Note 1 Accounting policies

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The Group accounting policies and calculation methods are unchanged compared to those described in the Annual Report for the financial year May 1, 2015 – April 30, 2016. New or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2016, have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments carrying amounts are the same as fair values with the exception of the loan from Nexttobe (see Note 6). The Group currently has only one operating segment and therefore does not disclose any segment information.

Note 2 Taxes

As of April 30, 2017, the Group has accumulated losses carried forward, related to previous financial years and this financial year, amounting to TSEK 878,339. As of April 30, 2016, they amounted to TSEK 720,577 for the Group. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Apr 30, 2017	Apr 30, 2016
Paclical	307,647	300,087
Paccal Vet	109,275	109,812
Total	416,922	409,900

Note 4 Inventory

TSEK	Apr 30, 2017	Apr 30, 2016
Acquisition value

Raw materials and consumables	5,581	7,129
Products in progress	8,104	4,137
Finished products	0	5,372
Total	13,685	16,638

Goods have been expensed or written down as follows:

	2016/17	2015/16
TSEK	May-Apr	May-Apr
Goods expensed	0	2,383
Goods written down	5,736	229

Goods written down for the financial year primarily relate to finished products for which there is a risk that they may not be sold before the expiry date.

Note 5 Short-term investments

Liquid assets not utilized in the daily operation have been invested in interest funds that invest in safe interest bearing securities and other fixed income instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been recorded as Short-term investments in the balance sheet and have been valued at fair value.

As of April 30, 2017, no short-term investments existed.

Note 6 Transactions with related parties

On April 30, 2017, Oasmia had a credit facility of TSEK 40,000 which is the same amount as per April 30, 2016, provided by the principal shareholder of the company, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of April 30, 2017, it was completely unutilized, which was also the case as of April 30, 2016.

Up until December 30, 2016, Oasmia had a loan of TSEK 94,395 from Nexttobe AB. This loan, including accrued interest, TSEK 8,024, was replaced with a new loan of TSEK 102,419, which carries an interest rate of 3.5 percent and is due for payment on September 30, 2017. The loan is recognized at amortized cost and its fair value based on an estimated market interest rate of 10 percent amounts to TSEK 100,616.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Up until October 31, 2016, Nexttobe AB was Oasmia's second largest shareholder with a total holding of 18.3 percent. However, these shares were sold on November 1, 2016, which means that Nexttobe is no longer a related party.

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia re-charged for administrative expenses for these patents during the year. These invoices amounted to TSEK 1,371 compared to TSEK 2,233 in the previous financial year.

During the third quarter warrants were issued in the amount of TSEK 3,330. However, these warrants proved to be invalid due to procedural errors. Of the total amount paid, TSEK 278 has been repaid and the remaining TSEK 3,052 is recorded as a liability at April 30, 2017.

See also Note 10 below.

During the period, no other material transactions with related parties occurred beyond remuneration provided to members of the Board and employees.

Note 7 Contingent liabilities and pledged assets

The Parent Company has made a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

As stated in Note 6, the warrant programmes adopted at the Extraordinary General Meeting in November 2016 are invalid. As the warrant programmes are invalid, the Extraordinary General Meeting on June 2 adopted a resolution whereby these warrants are to be cancelled. A possible consequence of the warrants being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

Oasmia has received a claim from one of its suppliers that the company has disputed in its entirety. It is too early to evaluate a likely result or an estimate of potential cost due to the claim.

Note 8 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2015 – April 30, 2016. No further risks have occurred during the period.

Note 9 Future financing

Oasmia has one product approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This works includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows from regions where the company’s products are registered materialize.

The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Note 10 Warrant programmes

As stated in Note 6, the warrant programmes adopted at the Extraordinary General Meeting in November 2016 are invalid. An account is given below of the retroactive adjustments made during the fourth quarter 2016/2107 regarding the final accounts at January 31, 2017:

Group

In the consolidated accounts, the amount recorded for equity at January 31, 2017 was TSEK 3,330 too high (Other capital provided). This has been adjusted to “Other current liabilities” in the fourth quarter and concerns the warrant premiums paid during the third quarter for the invalid warrant programmes. In the Consolidated cash flow statement TSEK 3,330 was reported in the row Warrants (under Financing activities) in the periods Nov-Jan 2016/17 and May-Jan 2016/17 in the Interim report May-Jan 2016/17. This should have been reported instead in the row for Change in other current liabilities (under Change in working capital), and this has been adjusted in the fourth quarter.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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The Board of Directors and the CEO of Oasmia Pharmaceutical AB certify that this Year-end report gives a fair view of the Group’s activities, position and results and describes essential risks and uncertainty factors that the companies that are part of the Group face.

Uppsala, June 8, 2017

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board

Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board

Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:15 CET on June 8, 2017.

Dividend

The Board of Directors does not intend to propose any dividends for the financial year May 1, 2016 – April 30, 2017.

Annual Report

The Annual Report will be published on July 7, 2017 and will be available on the company website www.oasmia.com. The Annual Report may also be requested from Oasmia Pharmaceutical AB by phone +46 18 50 54 40 or by e-mail info@oasmia.com

Annual General Meeting

The Annual General Meeting will be held on September 25, 2017 in the company offices in Uppsala. A notice for the Meeting is distributed four weeks before the Meeting at the latest. For more information, see the company website www.oasmia.com

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the main office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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FUTURE REPORT DATES

Annual report May 2016 – April 2017	July 7, 2017
Annual report 20-F May 2016 – April 2017	August 25, 2017
Interim report May – July 2017	September 1, 2017
Interim report May – October 2017	December 1, 2017
Interim report May 2017 – January 2018	March 2, 2018
Year-end report May 2017 – April 2018	June 8, 2018

Oasmia Pharmaceutical AB (publ) – Year-end report May 2016 – April 2017

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Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona have been translated into U.S. dollars at the closing rate as per April 30, 2017 which was 8.8635 SEK per one USD (source: Federal Reserve Bank of New York).

This rate has been used for conversion of currency for all figures including those from previous periods.

	2016/17	2015/16	2016/17	2015/16
$ thousand if nothing else is stated	Feb-Apr	Feb-Apr	May-Apr	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	126,098	107,209	126,098	107,209
Weighted average number of shares, before and after dilution, in thousands	119,515	105,709	112,994	101,753
Earnings (loss) per share, before and after dilution, in $	(0.04)	(0.04)	(0.16)	(0.16)
Equity per share, $	0.27	0.34	0.27	0.34
Equity/Assets ratio, %	58	63	58	63
Net debt, $ thousand	15,877	10,605	15,877	10,605
Net debt/Equity ratio, %	47	29	47	29
Number of employees at the end of the period	66	75	66	75

Consolidated income statement in brief
Net sales	5	7	19	721
Capitalized development cost	160	177	792	1,892
Operating income (loss)	(4,221)	(3,464)	(15,849)	(15,013)
Financial income and expenses - net	(527)	(267)	(2,230)	(1,001)
Income (loss) before taxes	(4,748)	(3,732)	(18,079)	(16,014)
Income (loss) for the period	(4,748)	(3,732)	(18,079)	(16,014)
Comprehensive income (loss) for the period	(4,748)	(3,733)	(18,078)	(16,016)

Consolidated statement of financial position in brief
Total non-current assets	53,192	50,122	53,192	50,122
Total current assets	5,655	8,211	5,655	8,211
Total assets	58,846	58,333	58,846	58,333
Total equity	33,888	36,890	33,888	36,890
Total non-current liabilities	0	0	0	0
Total current liabilities	24,958	21,443	24,958	21,443
Total liabilities	24,958	21,443	24,958	21,443
Total equity and liabilities	58,846	58,333	58,846	58,333

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(4,221)	(3,464)	(15,849)	(15,013)
Cash flow from operating activities before changes in working capital	(3,126)	(3,348)	(14,396)	(14,569)
Cash flow from operating activities	(3,667)	(4,680)	(15,007)	(14,496)
Cash flow from investing activities	(183)	(121)	1,358	1,139
Cash flow from financing activities	4,386	4,758	13,850	13,288
Cash flow for the period	536	(43)	201	(69)
Cash and cash equivalents at end of the period	3,159	2,965	3,159	2,965